UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"),
pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name: STARINVEST GROUP, INC. (the "Company")
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Address of Principal Business Office: 3300 North A Street, Midland, TX 79705
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Telephone Number (including area code): 432-682-8373
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File Number under the Securities Exchange Act of 1934: 814-00652
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The Company states the following basis for filing the notification of withdrawal:

On June 19, 2008, at the Annual Meeting of Shareholders, holders representing 73.35% of the Company's common stock voted to authorize the withdrawal of the Company's election to be treated as a business development company. As described in the proxy statement regarding such meeting, the Company elected to withdraw its election in connection with the consent order requested by the Securities and Exchange Commission as a result of numerous violations by the Company for not properly complying with the rules and regulations of being a business development company under the Investment Company Act of 1940. The final version of the consent order was signed and returned to the Securities and Exchange Commission on July 28, 2008.

                                                SIGNATURE

Form of signature:

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of New York and the state of New York on the 21st day of February, 2006.

[SEAL]                               STARINVEST GROUP, INC.
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                                            (Name of Company)

                                            By: /s/ Robert H. Cole
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                                            (Name of director, officer or
                                            general partner signing on behalf
                                            of the company)

Attest:  Cristiano D. Germinario                            Secretary
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                  (Name)                                                      (Title)

        Notary Public, State of TX
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        No. 12656618-0
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        Qualified in Midland County
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        Commission Expires 6/23/2012
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